[Letterhead of White & Case LLP]


January 13, 2010


BY EDGAR SUBMISSION AND FAX

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
(202) 551-3650 (Tel)
(202) 772-9220 (Fax)

Re:   Acergy S.A.
      Form 20-F for the Fiscal Year Ended November 30, 2008
      Filed April 21, 2009
      File No. 0-21742

Dear Mr. Schwall:

     This letter responds to your letter to Mr. Simon Crowe of Acergy S.A. (the "Company"), dated January 7, 2010 (the "Second Comment Letter") following up on the Company's letter dated November 27, 2009 in response to your letter to the Company dated October 30, 2009 (the "Comment Letter"). The Comment Letter contained certain comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2008 (the "2008 Form 20-F"). We are delivering this letter on behalf of the Company in response to the comments of the Staff contained in the Second Comment Letter. For ease of reference, each comment contained in the Second Comment Letter is printed below in bold and is followed by the Company's response.

1. We note your response to our comments 1 and 2. Please clarify for us, if true, that your "contacts involving the government of Iran or entities controlled by that government" are your only Iran-related contacts. If you have other direct or indirect Iran-related

Roger H. Schwall
Securities and Exchange Commission
Page 2

contacts, please provide information regarding those contacts that is responsive to our prior comments 1 and 2.

           The Company has advised us that, based on its review, the contacts described in the Company's letter dated November 27, 2009 are the only Iran-related contacts responsive to your comment 1 in the Comment Letter.

2. Similarly, please clarify for us, if true, that not only do you have no contacts "involving the government of Sudan or Syria or entities controlled by those governments," but that you have no other Sudan or Syria-related contacts. If you have other direct or indirect Syria or Sudan-related contacts, please provide information regarding those contacts that is responsive to our prior comments 1 and 2.

           The Company has advised us that, based on its review, there are no other Sudan or Syria-related contacts responsive to your comment 2 in the Comment Letter.

Should the Staff wish to discuss the responses provided, please do not hesitate to contact Greg Pryor (telephone: (212) 819-8389) or Marten Olsson (telephone: (212) 819-8731) of White & Case LLP.

                                                   Sincerely,

                                                   /s/ White & Case LLP
                                                   --------------------
                                                   White & Case LLP


cc:   Jenifer Gallagher, SEC
      Craig H. Arakawa, SEC

      Simon Crowe, Acergy S.A.
      Johan Rasmussen, Esq., Acergy S.A.